September 20, 2012

VIA ELECTONIC DELIVERY
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re:          Juhl Wind, Inc.
Registration Statement on Form S-1
Filed July 30, 2012
File Number 333-182939

Dear Ms. Long:

This letter is in response to your comment letter dated August 20, 2012 to Juhl Wind, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 filed July 30, 2012.  We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

COMMENT 1

General

1.           It appears that you are conducting an indirect primary offering of 2,393,000 shares of common stock which may be purchased by Lincoln Park Capital Fund, LLC under the Purchase Agreement as disclosed in the registration statement and as outlined in Exhibit 10.29. As such, the private placement under the equity line financing must have been completed prior to the registration of the resale transaction. Following our review of the prospectus disclosures and Exhibits 10.29 and 10.30, we note that:

•
Lincoln Park’s obligation to purchase the company shares is subject to the company’s taking all necessary actions “as reasonably requested by [Lincoln Park]” to render inapplicable a number of transactions listed in Section 8(n) of the Purchase Agreement;

U. S. Securities and Exchange Commission
September 20, 2012

•	The occurrence of an Event of Default appears to allow Lincoln Park to reject a put rather than constitute a terminating event of the Purchase Agreement (refer to Section 8(m) of the agreement); and

•
The equity line agreements listed as Exhibits 10.29 and 10.30 are filed as “form of” agreements, with missing dates and conforming signatures, rather than in final form following due execution by the parties thereto.

The noted provisions are indicative that the private placement of the securities subject to the equity line has not been completed. Please advise, or otherwise, you will be unable to register this offering on an indirect primary basis. For additional guidance, please see Questions 139.13, 139.15 and 139.17 of the Securities Act Sections Compliance and Disclosure Interpretations found on the Commission’s website. If it is necessary to amend your agreement with Lincoln Capital, you must first withdraw this registration statement, renegotiate the necessary provisions, and then file a new registration statement. We may have additional comments following the review of your response.

Response:

In Comment 1 above you refer to Section 8(m) and 8(n) of the Purchase Agreement.  We note that Section 8 of the Purchase Agreement relates specifically to the initial closing of the transaction and not to any ongoing obligation of the Investor to purchase shares: “The obligation of the Investor to buy Purchase Shares (other than the Commitment Shares) under this Agreement is subject to the satisfaction of each of the following conditions and once such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement has occurred.”  The items contemplated by Sections 8(m) and 8(n) are customary closing conditions and are all outside of the control of the Investor.  Section 8(n) of the Purchase Agreement, is a customary condition relating solely to the Company taking action specifically to render inapplicable anti-takeover provisions only to the extent that the Purchase Agreement conflicts with such anti-takeover provisions.  It does not relate to any other transactions or matters other than ensuring there is no conflict with an anti-takeover provision and is completely outside the control of the Investor. The sole purpose of this customary closing condition is to ensure that the Company does not inadvertently trip an anti-takeover provision. Once initially satisfied by the Company at or prior to closing, there is no ongoing obligation whatsoever with respect to purchases by the Investor.  Similarly, Section 8(m) requires that prior to closing, an Event of Default shall not have occurred and once satisfied at closing, there is no ongoing obligation. Section 8(m) is a customary condition and is outside the control of the Investor.

Question 139.19 of the Securities Act Sections Compliance and Disclosure Interpretations found on the Commission’s website states that: “Are conditions to closing such as “bring downs” of customary representations or warranties and customary clauses regarding no material adverse changes affecting the company within the investor’s control that would prevent the private transaction from being “completed” in a private equity line financing?  Answer: No. [Nov. 26, 2008].”

U. S. Securities and Exchange Commission
September 20, 2012

We respectfully submit that Section 8(n) specifically ensuring that the Purchase Agreement does not conflict solely with anti-takeover provisions of the Company and Section 8(m) requiring that no event of default has occurred prior to closing, are customary conditions to closing (such as “bring downs” or no material adverse change clauses) outside the Investor’s control.  Moreover, once the conditions have been satisfied prior to closing, there are no ongoing obligations or deliveries.  Accordingly the private placement transaction has been “completed.”

Exhibits 10.29 and 10.30

Further, we will submit the final forms of the Purchase Agreement, which was Exhibit 10.29, and the Registration Rights Agreement, which was Exhibit 10.30, in the amended Form S-1 registration statement.  Such exhibits will contain both dates and conforming signatures.

COMMENT 2

Exhibits

Exhibit 5.1 Opinion of Synergy Law Group, LLC

2.           In clauses (ii) and (v) in the fourth paragraph of the opinion, counsel states that it has assumed “the legal capacity and authority of all . . . entities executing all agreements . . .,” as well as “the due authorization, execution and delivery of all agreements . . . by all parties thereto.” Please note that with respect to the company, it is not appropriate for counsel to assume material facts underlying the opinion or facts which are readily ascertainable. Please have counsel revise its opinion accordingly. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (CF), dated October 14, 2011.

Response:

Counsel has revised the opinion to remove the assumption of readily ascertainable material facts with respect to the Company.

3.           Since the scope of counsel’s engagement in connection with the rendering of the legal opinion has been clearly outlined in the first two paragraphs of the opinion letter, please have counsel remove the paragraph at the top of page two of the opinion. Undefined additional limits on counsel’s knowledge of the company and its legal and other affairs are inappropriate.

Response:

Counsel has deleted the paragraph at the top of page two.

4.           In the last paragraph of the opinion, counsel states that its opinion letter is rendered solely to the company. Please have counsel remove this statement since it represents an undue limitation on reliance as purchasers in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (CF).

U. S. Securities and Exchange Commission
September 20, 2012

Response:

Counsel has deleted the limitations in the last paragraph of the opinion with respect to reliance.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated August 20, 2012.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ John P. Mitola

John P. Mitola
President